EXHIBIT 12.1
Computation of Ratios of Earnings to Fixed Charges

	Years Ended December 31,
	2008	2007	2006	2005	2004
	($ in thousands)
Fixed charges (1):
Total interest expense	$712,110	$847,241	$606,725	$185,935	$79,053
Interest capitalized	—	357	414	932	—
Interest portion of rental expense	1,994	1,697	1,327	1,244	1,494

Total fixed charges including interest on deposits	$714,104	$849,295	$608,466	$188,111	$80,547

Earnings including interest on deposits:
Net (loss) income before noncontrolling interest expenses and income taxes	$(420,979)	$268,788	$350,749	$269,072	$205,421
Fixed charges	714,104	849,295	608,466	188,111	80,547
Less: Interest capitalized	—	(357)	(414)	(932)	—

Total earnings including interest on deposits	$293,125	$1,117,726	$958,801	$456,251	$285,968

Ratio of earnings to fixed charges	0.4x	1.3x	1.6x	2.4x	3.6x

Fixed charges (1):
Total interest expense	$712,110	$847,241	$606,725	$185,935	$79,053
Less: interest on deposits	76,245	—	—	—	—
Interest capitalized	—	357	414	932	—
Interest portion of rental expense	1,994	1,697	1,327	1,244	1,494

Total fixed charges excluding interest on deposits	$637,859	$849,295	$608,466	$188,111	$80,547

Earnings excluding interest on deposits:
Net (loss) income before noncontrolling interest expenses and income taxes	$(420,979)	$268,788	$350,749	$269,072	$205,421
Fixed charges	637,859	849,295	608,466	188,111	80,547
Less: Interest capitalized	—	(357)	(414)	(932)	—

Total earnings excluding interest on deposits	$216,880	$1,117,726	$958,801	$456,251	$285,968

Ratio of earnings to fixed charges	0.3x	1.3x	1.6x	2.4x	3.6x

(1)	Excludes interest related to the application of FIN 48.